UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.  )

Nvni Group Limited

(Name of Issuer)

Ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

G50716102

(CUSIP Number)

Luiz Busnello

c/o Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(+55 11) 98202-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Luiz Busnello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900,192(1)
	8	SHARED VOTING POWER 0(2)
	9	SOLE DISPOSITIVE POWER 1,910,518(2)
	10	SHARED DISPOSITIVE POWER 0(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,910,518(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Represents 900,192 shares of Nvni Group Limited’s (the “Issuer”) ordinary shares, par value $0.00001 per share (“Ordinary Shares”) underlying options granted to Luis Busnello (the “Reporting Person”) under the Nuvini S.A. Stock Option Plan.

(2)

Represents 1,010,326 Ordinary Shares for which Labsyl Ltd. (“Labsyl”) is the record holder. The Reporting Person is the controlling member of Labsyl with the power to vote and dispose of such Ordinary Shares, subject to the irrevocable power of attorney and proxy relating to the 1,010,326 Ordinary Shares owned by Labsyl, dated September 28, 2023 (the “Labsyl Power of Attorney”) in favor of Pierre Schurmann, the Chief Executive Officer and Chairman of the board of directors (the “Board”) of the Issuer. Pursuant to the Labsyl Power of Attorney, Labsyl irrevocably designated, constituted and appointed Mr. Schurmann as its proxy and duly authorized attorney-in-fact to vote such Ordinary Shares.

(3)

The percentage set forth in row (13) is based on the Issuer’s 27,723,999 Ordinary Shares outstanding on September 29, 2023, as disclosed in the Issuer’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 29, 2023.

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Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Issuer, an exempted company incorporated with limited liability in the Cayman Islands, whose principal executive offices are located at P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, Cayman Islands KY1-1001, and its business telephone number is (+55 11) 5642-3370.

Item 2. Identity and Background.

(a)

This Schedule 13D is being filed by the Reporting Person who is the controlling member of Labsyl with the power to vote and dispose, subject to the Labsyl Power of Attorney (as described in Item 6 below), the 1,010,326 Ordinary Shares which were acquired by Labsyl pursuant to the Contribution (as described in Item 3 below). 900,192 Ordinary Shares underly options granted to the Reporting Person under the Nuvini S.A. Stock Option Plan.

(b)	The address of the principal business office of the Reporting Person is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, Cayman Islands KY1-1001.

(c)	The Reporting Person is the Chief Operating Officer and a member of the Board of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Brazilian citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On September 29, 2023 (the “Closing Date”), the Issuer consummated a business combination pursuant to the Business Combination Agreement, dated February 26, 2023 (the “Original BCA,” as amended on September 28, 2023 (such amendment, the “BCA Amendment”), and as may be further amended, modified or supplemented from time to time, the “Business Combination Agreement”), by and among the Issuer, Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Nuvini”), Nuvini Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Mercato Partners Acquisition Corporation, a Delaware corporation (“Mercato”). Pursuant to the Business Combination Agreement, among other things, on the business day preceding the Closing Date, Nuvini shareholders (which then included Labsyl) contributed (the “Contribution”) to the Issuer all of Nuvini’s issued and outstanding ordinary shares, par value $0.00001 per share in exchange for newly issued Ordinary Shares and (ii) on the Closing Date, Merger Sub merged with and into Mercato, with Mercato surviving as a wholly-owned, indirect subsidiary of the Issuer (the “Merger” and together with the Contribution and the other transactions contemplated by the Business Combination Agreement and its ancillary documents, the “Business Combination”).

On the Closing Date, Labsyl received 1,010,326 Ordinary Shares in exchange for all of its shares of Nuvini as contemplated by the Business Combination Agreement.

The information set forth in Item 4 and Item 6 is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

(a)-(j)

The Reporting Person acquired the Ordinary Shares described in this Schedule 13D for investment purposes and intends to review his investment in the Issuer on a continuing basis. The Reporting Person may, from time to time, acquire additional securities of the Issuer,

CUSIP No. G50716102	13D	Page 4 of 7 Pages

or retain or sell all or a portion of the Ordinary Shares then held by the Reporting Person, in the open market, block trades, underwritten public offerings or privately negotiated transactions, subject to certain restrictions included in the Lock-Up Agreement (as described in Item 6 below). Any actions the Reporting Person might undertake with respect to the Reporting Person’s investment in the Issuer may be made at any time and from time to time, and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to (i) ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives;(ii) price levels of the Issuer’s securities; (iii) general market, industry and economic conditions; (iv) the relative attractiveness of alternative business and investment opportunities; (v) tax considerations; (v) liquidity of the Issuer’s securities; and (vi) other factors and future developments.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

The information set forth in Item 6 is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2 and 3 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)

As of the date of this Schedule 13D, the total number of Ordinary Shares the Reporting Person beneficially owns represents such percentage as set forth on the cover page to this Schedule 13D of the Ordinary Shares outstanding. The percentage used in this Schedule 13D is calculated based on 27,723,999 Ordinary Shares outstanding as of September 29, 2023.

(b)

Labsyl is the record owner of 1,010,326 Ordinary Shares and the Reporting Person is the controlling member of Labsyl with the power to vote and dispose of such Ordinary Shares, subject to the Labsyl Power of Attorney. Pursuant to the Labsyl Power of Attorney, Pierre Schurmann has the sole power to vote the 1,010,326 Ordinary Shares. Upon exercise of the options and receipt of the underlying 900,192 Ordinary Shares, the Reporting Person would have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of such Ordinary Shares.

(c)	Except as set forth in this Schedule 13D, there have been no transactions in the Ordinary Shares effected during the past 60 days by any person named in Item 2 hereof.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Ordinary Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

CUSIP No. G50716102	13D	Page 5 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 6.

Business Combination Agreement

The Issuer, Nuvini, Merger Sub and Mercato entered into (i) on February 26, 2023, the Original BCA, pursuant to which, among others, on the Closing Date, the Business Combination took place and Labsyl received 1,010,326 Ordinary Shares in exchange for all of its shares of Nuvini; and (ii) on September 28, 2023, the BCA Amendment.

Copies of the Original BCA and the BCA Amendment are filed hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference in their entirety into this Item 6.

Lock-up Agreement

The Issuer and Labsyl entered into a Lock-up Agreement, dated September 29, 2023 (the “Lock-up Agreement”), providing that Labsyl will not, subject to certain exceptions (including the payment of taxes arising from the Business Combination), transfer any Lock-up Shares (as defined in the Lock-Up Agreement) during the period commencing from the Closing Date until one year after such date. A copy of the Lock-Up Agreement is filed as Exhibit 99.3 hereto and is incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement

The Issuer and Labsyl entered into a Registration Rights Agreement, dated September 29, 2023 (the “Registration Rights Agreement”), with respect to certain Registrable Securities (as defined in the Registration Rights Agreement) held by certain Holders (as defined in the Registration Rights Agreement and including Labsyl), pursuant to which the Issuer agreed to file a shelf registration statement registering the resale of all of the Registrable Securities of the Holders no later than 30 calendar days following the Closing Date. The Issuer also agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. A copy of the Registration Rights Agreement is filed as Exhibit 99.4 hereto and is incorporated by reference in its entirety into this Item 6.

Labsyl Power of Attorney

Labsyl issued an irrevocable power of attorney and proxy relating to the 1,010,326 Ordinary Shares owned by Labsyl in favor of Pierre Schurmann, the Chief Execute Officer and Chairman of the Board of the Issuer. Pursuant to the Labsyl Power of Attorney, Labsyl irrevocably designated, constituted and appointed Mr. Schurmann as its proxy and duly authorized attorney-in-fact to vote the Ordinary Shares. A copy of the Labsyl Power of Attorney is filed as Exhibit 99.5 hereto and is incorporated by reference in its entirety into this Item 6.

*****

The foregoing descriptions of the Business Combination Agreement, Lock-up Agreement, Registration Rights Agreement and Labsyl Power of Attorney do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as exhibits to this Schedule 13D and are incorporated herein by reference.

CUSIP No. G50716102	13D	Page 6 of 7 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Business Combination Agreement, dated February 26, 2023, by and among Mercato Partners Acquisition Corporation, Nuvini Holdings Limited, Nvni Group Limited and Nuvini Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Issuer’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

99.2	Waiver and Amendment No. 1 to the Business Combination Agreement, dated September 28, 2023, by and among Mercato Partners Acquisition Corporation, Nuvini Holdings Limited, Nvni Group Limited and Nuvini Merger Sub, Inc. (incorporated by reference to Exhibit 4.42 to Issuer’s Shell Company Report on Form 20-F (File No. 001-41823) filed with the SEC on September 29, 2023).

99.3	Lock-up Agreement, dated September 29, 2023, by and between Nvni Group Limited and each of the stockholders of the Company to be listed on Exhibit A thereto (incorporated by reference to Exhibit 4.3 to Issuer’s Shell Company Report on Form 20-F (File No. 001-41823) filed with the SEC on September 29, 2023).

99.4	Registration Rights Agreement, dated September 29, 2023, by and among Nvni Group Limited, Mercato Partners Acquisition Group, LLC, certain parties set forth on Exhibit A thereto and certain former shareholders of Nuvini Holdings Limited set forth on Exhibit B thereto (incorporated by reference to Exhibit 4.4 to Issuer’s Shell Company Report on Form 20-F (File No. 001-41823) filed with the SEC on September 29, 2023).

99.5	Irrevocable Power of Attorney and Proxy Relating to the Shares and Related Rights in Nvni Group Limited, dated September 28, 2023, by and between Labsyl Ltd. and Pierre Schurmann.

CUSIP No. G50716102	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2023	LUIZ BUSNELLO

/s/ Luiz Busnello